Exhibit 21.1

List of Subsidiaries of Rumble Inc.

(as of December 31, 2022)

Subsidiary Name	Jurisdiction of Incorporation or Formation
Locals Technology Inc.	DE
Rumble Canada Inc.	Ontario
Rumble USA Inc.	DE
1000045707 Ontario Inc.	Ontario
1000045728 Ontario Inc.	Ontario